March 19, 2020

VIA EDGAR

Robert Littlepage
Accounting Branch Chief
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2019
Filed August 9, 2019
File No. 001-05397

Dear Mr. Littlepage:

Automatic Data Processing, Inc. (“ADP”, “we”, “our” or “us”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 5, 2020 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2019 (the “Form 10-K”).

For the Staff's convenience, set forth below are the Staff's comments followed by the Company's response thereto. Unless otherwise noted, terms used herein without definition have the same meanings assigned to them in our Form 10-K.

Form 10-K for the fiscal year ended June 30, 2019
Note 16. Financial Data by Segment and Geographic Area, page 83

1.Please identify your operating segments (presumably, your "strategic business units") and tell us how they were determined. Refer to guidance in ASC 280-10-50-1 through 9. In this regard, it appears from your website that there may be segment managers responsible for business units based on account (market) size and location (i.e. Small Business Solutions, National Account Services, Major Account Services, ADP Canada, and Employer Services International). Please provide us an organizational chart to help us understand how you are organized and identify for us your segment managers.

RESPONSE:

ADP determined its operating segments as of June 30, 2019 in accordance with ASC 280-10-50.

Applying that guidance, ADP determined its operating segments to be as follows: (1) Major Accounts Services and ADP Canada, (2) Small Business Solutions, (3) Administrative Service Offerings (ASO), (4) Comprehensive Services, (5) Professional Employer Organization (PEO), (6) National Account Services, (7) Compliance Solutions, and (8) Employer Services International. An organizational chart as of June 30, 2019 is set forth below, and depicts the direct reporting line between the Presidents of ADP's operating segments, which are the segment managers as defined in ASC 280, and Carlos Rodriguez, ADP President and CEO.

We note that for each of the eight operating segments identified above, the operating segment engages in business activities from which they earn revenues and incur expenses and for which discrete financial information is available and reviewed regularly by our chief operating decision maker ("CODM") to make resource allocations. As of June 30, 2019, ADP's Executive Committee ("XCOM") consisted of the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Presidents of the respective operating segments (noted above), President of Worldwide Sales and Marketing, Chief Strategy Officer, Chief Transformation Officer, Chief Human Resources Officer, General Counsel, Corporate VP of Global Shared Services, and Corporate VP of Global Product and Technology. The XCOM meets monthly and reviews the operating activities, financial results, forecasts and plans for the respective operating segments and functions. As part of the monthly XCOM meetings, a financial reporting package providing each operating segment's operating results (i.e., revenue and earnings before income tax ("EBIT")) is presented and reviewed by our CODM, which we have determined to be the CEO and CFO. During this monthly meeting the financial reporting package is utilized, the CODM assesses the performance of the operating segments and decisions are made to allocate resources based on forecasts/plans for the remainder of the fiscal year and future years.

Further, we have certain corporate overhead charges and expenses that have not been allocated to the operating segments, including corporate functions, costs related to our transformation office, non-recurring gains and losses, the elimination of intercompany transactions, and interest expense. The CODM reviews these charges and expenses independently from the operating segments to provide an income statement view of the individual operating segments excluding corporate and other functional department costs. The separate disclosure of these charges and expenses are incidental to the activities of the operating segments and as such, not considered operating segments under ASC 280-10-50-4.

Given the facts and considerations above, we believe the eight operating segments identified above meet the criteria under ASC 280 as operating segments and best represent how the CODM manages the business.

2.We note that you aggregate your strategic business units into two reportable segments based upon similar economic and operational characteristics. Please explain how these business units were aggregated into the Employer Service and PEO segments. Tell us more in detail how such business units are similar in economic and various respects pursuant to ASC 280-10-50-11.

RESPONSE:

ADP aggregated its operating segments as of June 30, 2019 in accordance with ASC 280-10-50-11.

ASC 280-10-50-11 states that operating segments may be aggregated if (a) aggregation is consistent with the objectives and principles of ASC 280, (b) the operating segments have similar economic characteristics and (c) are similar in the following five qualitative characteristics: (1) nature of services, (2) nature of the production process, (3) type or class of customer, (4) methods used to distribute services and (5) regulatory environment.

The objectives and principles of ASC 280 are intended to help financial statement users better understand an entity's different types of business activities, the different economic environments in which it operates, its performance, and its prospects for future net cash flows, and make more informed judgments about the entity as a whole.

Based on the requirements of ASC 280, we concluded that our operating segments may be aggregated into two reportable segments: Employer Services ("ES") and Professional Employer Organization ("PEO").

Our PEO business provides clients with comprehensive employment administration outsourcing solutions through a relationship in which employees who work for a client (referred to as "worksite employees") are co-employed by us and the client. The PEO provides integrated human resources management services while the client directs the day-to-day job-related duties of the worksite employees. Therefore, the service delivery model is significantly different for the PEO business as compared to our other operating segments. We further note that the PEO operating segment leverages a co-employment model, which is subject to a distinct regulatory environment as a result of legal obligations associated with co-employment arrangements.

Given the above, we believe that in order to provide our investors with information relevant for their understanding of our PEO business, ADP has concluded the PEO operating segment to be a separate reportable segment.

The Company based its aggregation of the remaining seven operating segments into the ES reportable segment based on the following analysis:

Nature of Services

Our seven remaining operating segments serve clients ranging from single-employee small businesses to large enterprises with tens of thousands of employees around the world. Combined, these operating segments offer a comprehensive range of technology-based human capital management ("HCM") solutions. These solutions address our clients' critical HCM needs and are generally offered across our operating segments. Below is a summary of the primary range of services provided to our clients across the operating segments as indicated in our Form 10-K.

[1] ADP's Compliance Solutions provides industry-leading expertise in payment compliance and employment-related tax offerings that span across the above operating segments and complement the comprehensive solutions provided to clients by those segments.

Nature of the Production Process

The nature of our production process across our seven operating segments that comprise our ES reportable segment are similar as they utilize a service model which employs non-client facing technology-based solutions that are common across many of our operating segments and are hosted in shared service data centers around the world.
Our services are primarily delivered through a center-of-excellence model, whereby associates around the world in key "OneADP" locations work and collaborate in order to support our clients across our operating segments. Additionally, we utilize shared service centers in offshore locations to further supplement our service associates, and provide support to all of our operating segments. Also, our systems infrastructure and the development and maintenance of our technology solutions are managed by a centralized global product and technology function. Further, ADP's money movement operations is centralized within the ADP Trust Company, our grantor trust, and are utilized across several of our operating segments. Such services are utilized across all operating segments and are critical to our center-of-excellence service delivery model.

Type or Class of Customer

ADP's services are marketed to businesses that desire to outsource their HCM needs. ADP offers comprehensive solutions to fulfill our clients' needs whether they are small or large organization and operating in one or multiple countries around the world.
Although ADP uses client size - small (fewer than 50 employees), mid (50-999 employees) and large (1,000 or more employees) - in many of our go to market strategies, the services and associated technology offerings transcend these groupings as the needs and complexities of our clients vary despite their number of employees. Customers routinely will move across operating segments as they grow or shrink in size and complexity, require additional services or no longer need certain services. These transitions are managed based on the needs of the client and supported by the ONE ADP business model.
Method used to Distribute Services

The ADP salesforce is centrally managed by the President of Worldwide Sales and Marketing, who reports directly into the CEO.  The President of Worldwide Sales and Marketing works closely with the operating segment Presidents to drive sales but is ultimately responsible for ADP’s selling and marketing functions as a whole. Therefore, although our sales force is aligned to our operating segments, many sales associates are trained and incentivized to cross-sell and offer solutions across our remaining seven operating segments in order to tailor and provide services that best fit the needs of the client in order to maintain and grow the client relationship.

Regulatory Environment

Our business and our clients are subject to a wide range of complex state, federal, and foreign laws and regulations. While laws and regulations vary state-to-state and country-to-country the objectives of the regulators are similar. These compliance requirements generally apply to the remaining seven operating segments and their clients. As a result, our ES products and services help our clients to comply with and navigate this complex regulatory environment.
Similar Economic Characteristics

The aggregation criteria under ASC 280-10-50-11 further require that the segments have similar economic characteristics. We note that ASC 280 does not define the term "similar" or provide guidance on the time horizon of historical and expected future periods to be evaluated. The Company considered the specific facts and circumstances, including the past, present and projected future revenue growth and EBIT of the seven operating segments aggregated into the ES reportable segment, in determining that the segments have similar economic characteristics. We also considered the operating and financial risks related to each segment in determining whether they have similar economic characteristics. Each of our operating segments aggregated into the ES reportable segment is exposed to similar risks including employment levels, wage growth, demand for outsourced payroll and HCM solutions, trends in business formation, growth and bankruptcies, and changes in the regulatory environment. Impact from these risk factors would cross the individual operating segments and result in similar improvement or degradation in financial performance across the operating segments.
As noted, a financial reporting package providing each operating segment’s operating results (i.e., revenue and EBIT) is presented and reviewed by our CODM each month. In evaluating economic similarity we consider our short-term and long-term projections in addition to our historical financial information. We note that there have been variations in the EBIT margins and revenue growth rates across our operating segments historically, however, we expect such metrics to converge over the long-term. We relied on our long-term projections, which indicate convergence, in order to support our conclusion to aggregate our remaining seven operating segments. Given this, we do not believe that temporary differences in EBIT and revenue growth rates indicate dissimilarity in long-term economic characteristics.
Conclusion
As discussed above we believe that our conclusion to report ES and PEO as the two reportable segments is appropriate, as we believe the seven operating segments that are aggregated into the ES reportable segment meet all the criteria in ASC 250-10-50-11 for aggregation into a single reportable segment and the aggregation is consistent with the objectives and principles of ASC 280.
Please feel free to contact me at 973-974-5197 should you require any additional information or have any additional questions.
Very truly yours,

/s/ Kathleen A. Winters
Kathleen A. Winters
Chief Financial Officer

Cc:

Securities and Exchange Commission

Kathryn Jacobson, Senior Staff Accountant

Deloitte & Touche LLP

Karen Valerie, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

David S. Huntington, Partner